SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)


      Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F    [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes  [ ]  No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------

                              ROBOGROUP T.E.K LTD.

6-K Items

1. RoboGroup T.E.K Ltd. Immediate Disclosure.
2. Press release of RoboGroup T.E.K Ltd. dated November 17, 2002.

                                                                          ITEM 1

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]



Tel Aviv Stock Exchange Ltd      Registrar of Companies  Israel Securities Authority
          54 Achad Ha'am St                  PO Box 767        22 Kanfei Nesharim St
             65202 Tel Aviv             91007 Jerusalem              95464 Jerusalem



                 re: RoboGroup T.E.K. Ltd - Immediate Disclosure

RoboGroup T.E.K. Ltd. (the "Company") announced that on November 17, 2002, the Company filed with the District Court of Tel-Aviv a request for the authority to repurchase some of its own shares in accordance with Sec. 303 to the Companies Law, 1999.

The total amount of funds requested to be used in connection with the repurchase program is NIS 2,140,000, (approximately $450,000).

The material creditors of the Company agreed to the repurchase program.


             Very truly yours

             RoboGroup T.E.K Ltd


November 18, 2002

                                                                          ITEM 2

Press Release                                      Source: RoboGroup T.E.K. Ltd.


RoboGroup Announces Share Repurchase Program
Sunday November 17, 4:00 pm ET

ROSH HA'AYIN, Israel, Nov. 17 /PRNewswire-FirstCall/ -- RoboGroup T.E.K. Ltd. (Nasdaq: ROBO - news) announced that on November 17, 2002, the Company filed with the District Court of Tel-Aviv a request for the authority to repurchase some of its own shares in accordance with Sec. 303 to the Companies Law, 1999.

The total amount of funds requested to be used in connection with the repurchase program is NIS 2,140,000, (approximately $450,000).

The material creditors of the Company agreed to the repurchase program.

RoboGroup engages in three business sectors. The first focuses on new high tech ventures such as e-learning and MemCall, a fabless VLSI semiconductor developer with unique Call Out Memory(TM) technology for Internet and communications applications in need of intensive Search and Filter capabilities. The second is comprised of Yaskawa Eshed Technology (YET), a joint venture with Japan's Yaskawa Electric Corp., which provides industrial motion controls, particularly those based on its patented algorithms. The third sector is devoted to RoboGroup's training products. RoboGroup is a world leader in engineering and manufacturing technology training systems. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise. For more information, visit http://www.robo-group.com.

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company's products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description and management discussion and analysis sections of the Company's Annual Report on Form F-20.

[GRAPHIC OMITTED]

Source: RoboGroup T.E.K. Ltd.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        ROBOGROUP T.E.K. LTD.
                                                        --------------------
                                                             (Registrant)




                                                     By: /s/ Rafael Aravot
                                                        -----------------------
                                                         Rafael Aravot
                                                         Chief Executive Officer


Date: November 18, 2002